SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
CISTERA NETWORKS, INC.
(Name of the Issuer)
CISTERA NETWORKS, INC.
GREGORY ROYAL
(Name of Persons Filing Statement)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
17284Q103
(CUSIP Number of Class of Securities)
Gregory Royal
President and Chief Executive Officer
Cistera Networks, Inc.
6509 Windcrest Drive, Suite 160
Plano, Texas 75024
(972) 381-4699
(Name, Address and Telephone Number of Persons Authorized to Receive
Notice and Communications on Behalf of Persons Filing Statement)
with a copy to:
Robert J. Johnston
Colbert Johnston LLP
6021 Morriss Road, Suite 101
Flower Mound, Texas 75028
(972) 724-3338
This statement is filed in connection with (check the appropriate box):
a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3 (c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**
$63.00	$0.00

* For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of $62.44 by the Issuer in lieu of fractional shares immediately following a 1-for-3 reverse stock split to holders of fewer than 3 shares of the Issuer’s common stock prior to the reverse stock split. The aggregate cash payment is equal to the product of the price of $.14 per pre-split share and 446 pre-split shares, the estimated aggregate number of shares held by such holders.

** Determined pursuant to Rule 0-11(b)(1) as the product of $.14 and 446. [Because the filing fee payable was less than $1.00, no filing fee was paid.]
☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: N/A
Form or Registration No.: Schedule 13E-3 and Schedule 13E-3/A
Filing Party: Cistera Networks, Inc. and Gregory Royal
Date Filed: August 17, 2009

INTRODUCTION
     This Rule 13E-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed jointly by Cistera Networks, Inc., a Nevada corporation (the “Company”) and Gregory Royal, the President and Chief Executive Officer of the Company and the sole member of the Company’s Board of Directors.
     Concurrently with the filing of this Schedule 13E-3, the Company is filing an information statement (the “Information Statement”) pursuant to Regulation 14C under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). A copy of the Information Statement is attached hereto as Exhibit (a). The information in the Information Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. Capitalized terms used but not defined herein have the meanings given to them in the Information Statement.
     All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.
Item 1. Summary Term Sheet
     The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/ Forward Stock Split” and “Questions and Answers About the Reverse/ Forward Stock Split” is incorporated herein by reference.
Item 2. Subject Company Information
     (a) Name and Address. Cistera Networks, Inc. is the subject company. Its principal executive office is located at 6509 Windcrest Drive, Suite 160, Plano, Texas 75024 and its telephone number is (972) 381-4699.
     (b) Securities. As of June 23, 2009, there were 17,423,410 outstanding shares of common stock, par value $0.001, of the Company (“Common Stock”).
     (c) Trading Market and Price. The Company’s Common Stock is traded on OTC Bulletin Board under the symbol “CNTW.” The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/ Forward Stock Split” and “Financial Statements — Price Range of Common Stock; Dividends; Trading Volume” is incorporated herein by reference.
     (d) Dividends. No dividends have been paid by the Company on its Common Stock during the past two years. The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/ Forward Stock Split” and “Financial Statements — Price Range of Common Stock; Dividends; Trading Volume” is incorporated herein by reference.
     (e) Prior Public Offerings. Not Applicable.
     (f) Prior Stock Purchases. Not Applicable.
     The information set forth in the Information Statement under the captions “Fairness of the Reverse/ Forward Stock Split to Stockholders” and “Financial Statements — Price Range of Common Stock; Dividends; Trading Volume” is incorporated herein by reference.
Item 3. Identity And Background Of The Filing Person.
     (a) Name and Address. Cistera Networks, Inc., the subject company, Gregory Royal is the filing person of this Schedule 13E-3. The business office address for the Company and Mr. Royal is 6509 Windcrest Drive, Suite 160, Plano, Texas 75024 and the business telephone number for the Company and Mr. Royal is (972) 381-4699.

Mr. Royal is the Company’s sole director and sole executive officer (President, Chief Executive Officer and acting Chief Financial Officer).
     (b) Business and Background of Entities. Not applicable.
     (c) Business and Background of Natural Persons. Mr. Royal has been a director of the Company and has served as Executive Vice President and Chief Technology Officer since May 2003, when the Company acquired XBridge Software, Inc., and became our President, Chief Executive Officer and acting Chief Financial Officer on May 1, 2009. Mr. Royal is the original founder of XBridge Software, and the inventor of the Convergence Server™ technology.  Mr. Royal has over 18 years of IT Sales, Marketing and Management experience in New Zealand, Australia and the United States.  He has held Senior Sales and Marketing positions at Sycom Office Equipment, Eagle Technology, Network General Corp. (NASDAQ:NETG) and Network Associates Inc (NASDAQ:NETA). Mr. Royal has system certification with Compaq, IBM, Novell and Hewlett Packard. He also has significant experience in designing and deploying large scale IT systems including experience in Banking and Finance, Government, and Retail and Property Services.  Mr. Royal holds an MBA from Rushmore University
     Mr. Royal has not been (i) convicted in any criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); or (ii) a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibition activities subject to, federal or state securities laws.
     Mr. Royal is a citizen of New Zealand.
Item 4. Terms Of The Transaction.
     (a) Material Terms. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/ Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split,” “Structure of the Reverse/ Forward Stock Split,” “Special Factors,” “Fairness of the Reverse/Forward Stock Split to Stockholders,” “Description of the Reverse/ Forward Stock Split,” “Financing of the Reverse/ Forward Stock Split,” “Costs of the Reverse/Forward Stock Split” and “Recommendation of the Board; Fairness of the Reverse/Forward Stock Split — Reservation of Rights” is incorporated herein by reference.
     (c) Different Terms. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/ Forward Stock Split,” “Questions and Answers About the Reverse/ Forward Stock Split,” “Structure of the Reverse/ Forward Stock Split,” “Special Factors,” “Fairness of the Reverse/Forward Stock Split to Stockholders,” “Description of the Reverse/ Forward Stock Split — Holders as of Effective Date; Net Effect After Reverse/ Forward Stock Split,” and “Description of the Reverse/ Forward Stock Split — Exchange of Certificates for Cash Payment or Shares” is incorporated herein by reference.
     (d) Appraisal Rights. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/ Forward Stock Split,” “Questions and Answers About the Reverse/ Forward Stock Split” and “Description of the Reverse/ Forward Stock Split — Appraisal Rights” is incorporated herein by reference.
     (e) Provisions for Unaffiliated Security Holders. The information set forth in the Information Statement under the caption “Fairness of the Reverse/Forward Stock Split to Stockholders — Procedural Fairness to All Stockholders” is incorporated herein by reference.
     (f) Eligibility for Listing or Trading. Not applicable.
Item 5. Past Contacts, Transactions, Negotiations And Agreements.
     (a) Transactions The information set forth in the Information Statement under the captions “Special Factors — Background of the Reverse/Forward Stock Split” and “Interests of Certain Persons” is incorporated herein by reference.

     (b) Significant Corporate Events. The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/ Forward Stock Split,” “Special Factors — Background of the Reverse/Forward Stock Split” and “Financial Statements — Price Range of Common Stock; Dividends; Trading Volume” is incorporated herein by reference.
     (c) Negotiations or Contacts. The information set forth in the Information Statement under the captions “Special Factors — Background of the Reverse/Forward Stock Split,” “Interests of Certain Persons” and “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.
     (e) Agreements Involving the Company’s Securities. None.
Item 6. Purposes Of The Transaction And Plans Or Proposals.
     (c) Plans.
(1)	None.

(2)	None.

(3)	The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/ Forward Stock Split,” “Questions and Answers About the Reverse/ Forward Stock Split,” “Special Factors — Reasons for and Purposes of the Reverse/ Forward Stock Split,” “Special Factors — Effects of the Reverse/ Forward Stock Split,” “Special Factors — Effect of the Reverse/ Forward Stock Split on Option Holders, Holders of Purchase Warrants and Holders of Performance Warrants,” “Special Factors — Financial Effect of the Reverse/ Forward Stock Split,” and “Conduct of the Company’s Business After the Reverse/ Forward Stock Split” are incorporated herein by reference.

(4)	None.

(5)	The information set forth in the Information Statement under the caption “Conduct of the Company’s Business After the Reverse/ Forward Stock Split” are incorporated herein by reference.

(6)	The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/ Forward Stock Split,” “Questions and Answers About the Reverse/ Forward Stock Split,” “Special Factors — Reasons for and Purposes of the Reverse/ Forward Stock Split,” “Special Factors — Effects of the Reverse/ Forward Stock Split,” “Fairness of the Reverse/Forward Stock Split to Stockholders — Termination of Exchange Act Registration” and “Conduct of the Company’s Business After the Reverse/ Forward Stock Split” are incorporated herein by reference.

(7)	The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/ Forward Stock Split,” “Questions and Answers About Reverse/ Forward Stock Split,” “Special Factors — Reasons for and Purposes of the Reverse/ Forward Stock Split,” “Special Factors — Effects of the Reverse/ Forward Stock Split,” “Fairness of the Reverse/Forward Stock Split to Stockholders — Termination of Exchange Act Registration” and “Conduct of the Company’s Business After the Reverse/ Forward Stock Split” are incorporated herein by reference.

(8)	The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/ Forward Stock Split,” “Questions and Answers About Reverse/ Forward Stock Split,” “Special Factors — Reasons for and Purposes of the Reverse/ Forward Stock Split,” “Special Factors — Effects of the Reverse/ Forward Stock Split,” “Fairness of the Reverse/Forward Stock Split to Stockholders — Termination of Exchange Act Registration” and

“Conduct of the Company’s Business After the Reverse/ Forward Stock Split” are incorporated herein by reference.

(9)	None.

(10)	None.
Item 7. Purposes, Alternatives, Reasons and Effects.
     (a) Purposes. The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/ Forward Stock Split,” “Special Factors — Reasons for and Purposes of the Reverse/ Forward Stock Split” and “Special Factors — Background of the Reverse/ Forward Stock Split” is incorporated herein by reference.
     (b) Alternatives. The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/ Forward Stock Split,” “Special Factors — Strategic Alternatives Considered” and “Special Factors — Background of the Reverse/ Forward Stock Split” is incorporated herein by reference.
     (c) Reasons. The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/ Forward Stock Split,” “Special Factors — Reasons for and Purposes of the Reverse/ Forward Stock Split” and “Special Factors — Background of the Reverse/ Forward Stock Split” is incorporated herein by reference.
     (d) Effects. The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/ Forward Stock Split,” “Structure of the Reverse/ Forward Stock Split,” “Special Factors — Effects of the Reverse/ Forward Stock Split,” “Special Factors – Potential Disadvantages of the Reverse/ Forward Stock Split to Stockholders; Accretion in Ownership and Control of Certain Stockholders,” “Special Factors — Effect of the Reverse/ Forward Stock Split on Option Holders, Holders of Purchase Warrants, and Holders of Performance Warrants,” “Special Factors – Financial Effect of the Reverse/ Forward Stock Split,” “Special Factors — Federal Income Tax Consequences of the Reverse/ Forward Stock Split,” “Financing of the Reverse/ Forward Stock Split,” “Costs of the Reverse/ Forward Stock Split” and “Conduct of the Company’s Business After the Reverse/ Forward Stock Split” is incorporated herein by reference.
Item 8. Fairness of the Transaction.
     (a) Fairness. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/ Forward Stock Split,” “Questions and Answers About the Reverse/ Forward Stock Split,” “Special Factors — Reasons for and Purposes of the Reverse/ Forward Stock Split,” “Special Factors — Strategic Alternatives Considered,” “Special Factors — Background of the Reverse/ Forward Stock Split,” “Fairness of the Reverse/ Forward Stock Split to Stockholders” and “Recommendation of the Board; Fairness of the Reverse/Forward Stock Split” is incorporated herein by reference. No director dissented or abstained from voting on the Rule 13e-3 transaction.
     (b) Factors Considered in Determining Fairness. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/ Forward Stock Split,” “Questions and Answers About the Reverse/ Forward Stock Split,” “Special Factors — Reasons for and Purposes of the Reverse/Forward Stock Split,” “Special Factors — Strategic Alternatives Considered,” “Special Factors — Background of the Reverse/Forward Stock Split,” “Fairness of the Reverse/ Forward Stock Split to Stockholders” and “Recommendation of the Board; Fairness of the Reverse/ Forward Stock Split” is incorporated herein by reference.
     (c) Approval of Security Holders. The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/ Forward Stock Split” and “Description of the Reverse/ Forward Stock Split — Vote Required” is incorporated herein by reference.
     (d) Unaffiliated Representative. No director who is not an employee of the Company has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction.
     (e) Approval of Directors. The Reverse/Forward Stock Split was approved by Mr. Royal, the Company’s sole member of its Board of Directors. The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/ Forward Stock Split,” “Special Factors — Background of the Reverse/ Forward Stock Split,” “Description of the Reverse/ Forward Stock Split — Vote Required” and “Recommendation of the Board; Fairness of the Reverse/ Forward Stock Split” is incorporated herein by reference.
     (f) Other Offers. Not applicable.
Item 9. Reports, Opinions, Appraisals And Negotiations.
     (a) Report, Opinion or Appraisal. The Company has not received or solicited any report, opinion, or appraisal from an outside party that is materially related to the Reverse/Forward Stock Split
     (b) Preparer and Summary of the Report, Opinion or appraisal. Not applicable.
     (c) Availability of Documents. Not applicable
Item 10. Source And Amounts Of Funds Or Other Consideration.
     (a) Source of Funds. The information set forth in the Information Statement under the caption “Financing of the Reverse/ Forward Stock Split” is incorporated herein by reference.
     (b) Conditions. The information set forth in the Information Statement under the caption “Financing of the Reverse/ Forward Stock Split” is incorporated herein by reference.
     (c) Expenses. The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/ Forward Stock Split,” “Special Factors — Effects of the Reverse/ Forward Stock Split,” “Special Factors — Financial Effect of the Reverse/ Forward Stock Split” and “Costs of the Reverse/ Forward Stock Split” is incorporated herein by reference.
     (d) Borrowed Funds. Not applicable.
Item 11. Interest In Securities Of The Subject Company.
     (a) Security Ownership. The information set forth in the Information Statement under the captions “Interests of Certain Persons” and “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.
     (b) Securities Transactions. Not applicable.
Item 12. The Solicitation Or Recommendation.
     (d) Intent to Tender or Vote in Going-Private Transaction. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/ Forward Stock Split,” “Questions and Answers About the Reverse/ Forward Stock Split,” “Special Factors — Background of the Reverse/Forward Stock Split,” “Fairness of the Reverse/ Forward Stock Split to Stockholders — Vote Required” and “Recommendation of the Board; Fairness of the Reverse/ Forward Stock Split” is incorporated herein by reference. All of the Company’s officers and directors have consented to the Reverse/Forward Stock Split.
     (e) Recommendations of Others. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/ Forward Stock Split,” “Questions and Answers About the Reverse/ Forward Stock Split,” “Special Factors — Background of the Reverse/ Forward Stock Split” and “Recommendation

of the Board; Fairness of the Reverse/ Forward Stock Split” is incorporated herein by reference.
Item 13. Financial Statements.
(a)	Financial Statements.
(1)	The information set forth in the Information Statement under the caption “Financial Statements” is incorporated herein by reference.

(2)	The information set forth in the Information Statement under the caption “Financial Statements” is incorporated herein by reference.

(3)	The information set forth in the Information Statement under the caption “Financial Statements” is incorporated herein by reference.

(4)	The information set forth in the Information Statement under the caption “Financial Statements” is incorporated herein by reference.
(b)	Pro Forma Information. Not applicable.
Item 14. Persons/Assets, Retained, Employed, Compensated Or Used.
     (a) Solicitations or Recommendations. Not applicable.
     (b) Employees and Corporate Assets. Not applicable.
Item 15. Additional Information.
     (b) Other Material Information. The information set forth in the Information Statement, including all annexes thereto, and each exhibit hereto, is incorporated herein by reference.
Item 16. Exhibits.
     (a) The Company’s Information Statement on Schedule 14C filed with the Securities and Exchange Commission concurrently with this form is incorporated herein by reference.
     (b) Not applicable.
     (c) Not applicable.
     (d) Not applicable.
     (f) Not applicable.
     (g) Not applicable.

SIGNATURE
     After due inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

CISTERA NETWORKS, INC.
Dated: August 17, 2009	By:	/s/ Gregory Royal
Gregory Royal,
President and Chief Executive Officer

     After due inquiry and to the best of their knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2009	By:	/s/ Gregory Royal
Gregory Royal

EXHIBIT INDEX

Exhibit No.	Description

(a)	Information Statement on Schedule 14C (filed with the Securities and Exchange Commission on August , 2009 and incorporated herein by reference).